Exhibit (n)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 1, 2022 with respect to the statement of financial condition of Eagle Point Institutional Income Fund, as of February 18, 2022, and the related notes to statement of financial condition (collectively, the financial statements), included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the statement of additional information.

New York, New York

March 1, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.